Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
March 6, 2020
VIA EDGAR
Kimberly A. Browning, Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    CIM Real Assets & Credit Fund
Registration Statement on Form N-2
(File Nos. 333-229782 and 811-23425)
Dear Ms. Browning:
On behalf of CIM Real Assets & Credit Fund (the “Fund”), set forth below are the Fund’s responses to the additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the Fund on March 4, 2020 regarding the proposed draft of the Fund’s Pre-Effective Amendment No.1 to its Registration Statement on Form N-2 (File Nos. 333-229782 and 811-23425) submitted to you in draft form on January 29, 2020 (the “Registration Statement”) and the prospectus contained therein. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

1.
Please confirm to the Staff in correspondence that the principal risks and investment strategies of the Fund’s wholly owned subsidiaries that are also principal risks and investment strategies of the Fund are disclosed in the Registration Statement.

Response: The Fund confirms to the Staff that the principal risks and investment strategies of the Fund’s wholly owned subsidiaries that are also principal risks and investment strategies of the Fund are disclosed in the Registration Statement.

2.
Please confirm whether the Fund will be subject to any mandatory arbitration provisions in the agreements it has entered into and currently intends to enter into. If the Fund will be subject to any mandatory arbitration provisions, we may have additional comments

Response: The Fund confirms to the Staff that it will not be subject to any mandatory arbitration provisions in the agreements it has entered into and currently intends to enter into.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Michael Shaffer, Branch Chief
Michael Spratt, Assistant Director
Michael A. Komenda, CIM Group
Tod K. Reichert, OFS Capital Management, LLC
Cynthia R. Beyea, Eversheds Sutherland (US) LLP

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